Exhibit 99.1

March 25, 2020	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: Aeterna Zentaris Inc.	Amended
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	April 01, 2020
Record Date for Voting (if applicable) :	April 01, 2020
Beneficial Ownership Determination Date :	April 01, 2020
Meeting Date :	May 15, 2020
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number ISIN
COMMON SHARES	007975402 CA0079754028

Sincerely,

Computershare

Agent for Aeterna Zentaris Inc.